Exhibit 99.2

CONSENT OF EXPERT

FILED BY SEDAR

April 5, 2012

Ontario Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

Lake Shore Gold Corp.

Re:	Press Release issued February 22, 2012, entitled, “Lake Shore Gold Announces Large Increase in Resources at Gold River Trend, Total Ounces Nearly Triple, Grade Doubles” (the “Release”)

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Robert Kusins, P. Geo., to the public filing of the technical report entitled: “Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada,” dated April 5, 2012 (the “Report”) and to the inclusion of extracts from, or a summary of, the Report in the written disclosure contained in the Release.

I hereby confirm that I have read the written disclosure contained in the Release and that it fairly and accurately represents the information in the Report that supports the disclosure.

Sincerely,

(signed)

Robert Kusins, P. Geo.